                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)

                        Convergent Communications, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   211914403
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

         [_]  Rule 13d-1(b)
         [_]  Rule 13d-1(c)
         [X]  Rule 13d-1(d)


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    211914403                13G      Page     2      of      12  Pages
------------------------------                 ---------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     John R. Evans
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [X]
                                                                        (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER

   SHARES              0
                  --------------------------------------------------------------
 BENEFICIALLY     6.   SHARED VOTING POWER

   OWNED BY            3,494,450
                  --------------------------------------------------------------
    EACH          7.   SOLE DISPOSITIVE POWER

  REPORTING            1,103,866
                  --------------------------------------------------------------
   PERSON         8.   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,494,450
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.1%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No.  211914403             13G               Page   3  of   12  Pages
------------------------------------------------------------------------------


     1.        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Keith V. Burge
             ------------------------------------------------------------------

     2.        CHECK THE APPROPRIATE BOX IF                            (a)  [X]
               A MEMBER OF A GROUP
                                                                       (b)  [_]
             ------------------------------------------------------------------

     3.        SEC USE ONLY
             ------------------------------------------------------------------

     4.        CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
             ------------------------------------------------------------------

                          5.   SOLE VOTING POWER
                               0
           NUMBER OF           ---------------------------------------------
            SHARES        6.   SHARED VOTING POWER
         BENEFICIALLY          3,494,450
           OWNED BY            ---------------------------------------------
             EACH         7.   SOLE DISPOSITIVE POWER
           REPORTING           1,236,432
            PERSON             ---------------------------------------------
             WITH         8.   SHARED DISPOSITIVE POWER
                               0
                               ---------------------------------------------
     9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,494,450
             ----------------------------------------------------------------

     10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES                                               [_]
             ----------------------------------------------------------------
     11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               12.1%
             ----------------------------------------------------------------
     12.       TYPE OF REPORTING PERSON
               IN
             ----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  211914403                  13G                 Page  4  of  12  Pages
----------------------                                    ----------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip G. Allen
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP\\*\\              (a) [x]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                5.  SOLE VOTING POWER
                    0
   NUMBER OF    ----------------------------------------------------------------
    SHARES      6.  SHARED VOTING POWER
 BENEFICIALLY       3,494,450
   OWNED BY     ----------------------------------------------------------------
     EACH       7.  SOLE DISPOSITIVE POWER
   REPORTING        1,154,152
    PERSON      ----------------------------------------------------------------
     WITH       8.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,494,450
--------------------------------------------------------------------------------
 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES\\*\\                                                    [_]

--------------------------------------------------------------------------------
 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     12.1%
--------------------------------------------------------------------------------
 12. TYPE OF REPORTING PERSON\\*\\
     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
        (a)  Name of Issuer.

             The issuer is Convergent Communications, Inc. (the "Issuer").

        (b)  Address of Principal Executive Offices.

             The Issuer's principal executive offices are located at 400 Inverness Drive South, Suite 400, Englewood, Colorado 80112.

Item 2.

        (a)  Name of Person Filing.

             This Schedule 13G is being filed by John R. Evans, Keith V. Burge, and Philip G. Allen.

        (b)  Address of Principal Business Office or, if none, Residence

             The principal business office of Messrs. Evans, Burge, and Allen (together, the "Reporting Persons") is:

             Convergent Communications, Inc.
             400 Inverness Drive South, Suite 400
             Englewood, Colorado 80112

        (c)  Citizenship

             Each of the Reporting Persons is a citizen of the United States of America.

        (d)  Title of Class of Securities

             This statement relates to shares of Common Stock of the Issuer.

        (e)  CUSIP Number

             The CUSIP Number for the Common Stock is 211914403

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable.

Item 4.  Ownership

      (a)  Amount beneficially owned.

           As of December 31, 1999, the number of shares of Common Stock beneficially owned by each Reporting Person identified in Item 2 of this
      Schedule 13G is:


      Reporting Person                                            Shares

      John R. Evans                                               3,494,450 (1)
      Keith V. Burge                                              3,494,450 (1)
      Phillip G. Allen                                            3,494,450 (1)

      (1) The shares held by the Reporting Persons and their family members are subject to the Shareholders' Voting Agreement ("Agreement") effective November 8, 1996 which provides an agreement to vote their common stock beneficially or directly acquired as directed therein.

      John R. Evans' shares include the following: 620,000 shares of Common Stock held directly; 70,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days; 14,795 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days; 3,783 shares of Common Stock included in a 401(k) plan; 20,288 shares of Common Stock held pursuant to a deferred compensation plan; 250,000 shares held by his spouse; and 125,000 held by his children's trusts, of which Mr. Evans is trustee.

      Keith V. Burge's shares include the following: 880,000 shares of Common Stock held directly; 70,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days; 14,795 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days; 3,762 shares of Common Stock included in a 401(k) plan; 17,875 shares of Common Stock held pursuant to a deferred compensation plan; and 250,000 shares held by his spouse.

      Philip G. Allen's shares include the following: 805,000 shares of Common Stock held directly; 70,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days; 14,795 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days; 3,384 shares of Common Stock included in a 401(k) plan; 10,973 shares of Common Stock held pursuant to a deferred compensation plan; and 250,000 shares held by his spouse.

      (b)  Percent of Class

           As of December 31, 1999, the percentage of shares of Common Stock beneficially owned by each Reporting Person identified in Item 2 of this
      Schedule 13G is:

      Reporting Person                                      Percentages

      John R. Evans                                               12.1%
      Keith V. Burge                                              12.1%
      Philip G. Allen                                             12.1%

      (c)  Number of Shares as to which such person has:

           (i)  sole power to vote or direct the vote:

                As of December 31, 1999, the number of shares of Common Stock as to which each Reporting Person identified in Item 2 of this Schedule 13G had the sole power to vote or direct the vote is:

         Reporting Person                                       Shares

         John R. Evans                                            0
         Keith V. Burge                                           0
         Philip G. Allen                                          0

          (ii) shared power to vote or direct the vote:

               As of December 31, 1999, the number of shares of Common Stock as to which each Reporting Person identified in Item 2 of this Schedule 13G had shared power to vote or direct the vote is:

         Reporting Person                                       Shares

         John R. Evans                                       3,494,450
         Keith V. Burge                                      3,494,450
         Philip G. Allen                                     3,494,450

          (iii) sole power to dispose or direct the disposition of:

               As of December 31, 1999, the number of shares of Common Stock as to which each Reporting Person identified in Item 2 of this Schedule 13G had the sole power to dispose or direct the disposition is:

         Reporting Person                                       Shares

         John R. Evans                                       1,103,866
         Keith V. Burge                                      1,236,432
         Philip G. Allen                                     1,154,152

          (iv) shared power to dispose or direct the disposition of:

               As of December 31, 1999, the number of shares of Common Stock as to which each Reporting Person identified in Item 2 of this Schedule 13G had shared power to dispose or direct the disposition is:

         Reporting Person                                       Shares

         John R. Evans                                            0
         Keith V. Burge                                           0
         Philip G. Allen                                          0

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         See Exhibit A.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

Exhibits:

         A - Joint Filing Agreement.

         B - Shareholders' Voting Agreement, effective November 8, 1996.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2000


                                        By:   /s/ John R. Evans
                                              ________________________
                                        Name: John R. Evans



                                        By:   /s/ Keith V. Burge
                                              ________________________
                                        Name: Keith V. Burge



                                        By:   /s/ Philip G. Allen
                                              ________________________
                                        Name: Philip G. Allen